Mail Stop 3561

July 28, 2009

Progress Energy, Inc.
Carolina Power & Light Company
410 South Wilmington Street
Raleigh, North Carolina 27601-1748

Florida Power Corporation
299 First Avenue North
St. Petersburg, Florida 33701

Attention: Mr. William D. Johnson, Chairman of the Board

> **Re: Progress Energy, Inc.**
> **Carolina Power & Light Company**
> **Florida Power Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
>
> **Progress Energy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
>
> **Carolina Power & Light Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Mr. William D. Johnson
Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation
July 28, 2009
Page 2

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Progress Energy Carolinas, page 55

1. We note your statement that "PEC has not been impacted by the recession as significantly as PEF." Here or elsewhere in your annual report, please disclose, if known, the reasons that PEF has been more negatively impacted than PEC by recent economic events.

Liquidity and Capital Resources, page 69

Overview, page 69

2. We note your statement that you "have addressed the challenges presented by current financial market conditions. . . ." Please revise your disclosure to clarify the specific actions you have taken in order to address such challenges.

Item 10. Directors, Executive Officers and Corporate Governance, page 240

3. Please incorporate by reference from the Progress Energy definitive proxy statement for the 2009 annual meeting of shareholders the section "Board Committees – Audit and Performance Committee," in order to comply with the disclosure requirements of Item 407(d)(4) of Regulation S-K.

Exhibits 31(a) – (f)

4. In future filings, please revise the certifications required by Exchange Act Rule 13a-14(a) as follows:

   • Refer to the periodic report to which the certification applies as the "report," as opposed to the "annual report" or the "quarterly report."
   • Include the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.

Mr. William D. Johnson
Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation
July 28, 2009
Page 3

- Do not modify the Exchange Act rule references in the introductory language in paragraph 4.
- Delete the words "in order" in paragraph 2.

Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required.

Progress Energy, Inc. Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 9

5. We note your disclosure in this section, as well as the Policy and Procedures with respect to Related Persons Transactions attached to the proxy statement as Exhibit A. In that Policy, you state that your general policy is to avoid related person transactions, but that you recognize that there "are situations where Related Person Transactions might be in, or might not be inconsistent with, the best interests of the Company and its stockholders," and you provide certain examples in which that might be the case. You further disclose that at each calendar year's first regularly scheduled meeting of the Corporate Governance Committee, management will recommend related person transactions and that, "[a]fter review, the Committee shall approve or disapprove such transactions. . . ." Please revise your disclosure to provide additional information regarding the standards applied by the committee in determining whether to approve or disapprove of such transactions. Refer to Item 404(b)(1)(ii) of Regulation S-K. This comment also applies to the Definitive Proxy Statement on Schedule 14A filed by Carolina Power & Light Company.

Compensation Discussion and Analysis, page 16

II. Elements of Compensation, page 22

2. Annual Incentive, page 23

6. We note that the Committee uses ongoing earnings per share as defined and reported by the Company in its annual earnings release. While we acknowledge that you have disclosed this target information elsewhere, please provide your earnings per share information here at the threshold, target and maximum levels so that readers can analyze the amounts paid out under this plan, especially considering you determined to adjust those amounts this past fiscal year. Further, it does not appear that you report in your annual earnings release or elsewhere in this proxy statement the PEC EBITDA and PEF EBITDA target amounts. Please disclose these amounts. Refer to Instruction 2 to Item 402(b) of Regulation S-K

Mr. William D. Johnson
Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation
July 28, 2009
Page 4

and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov. As applicable, this comment also applies to the Definitive Proxy Statement on Schedule 14A filed by Carolina Power & Light Company.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Mr. William D. Johnson
Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation
July 28, 2009
Page 5

Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director